Exhibit (e)(20)

12121 Bluff Creek Drive, Suite 100

Los Angeles, CA 90094

Phone: 984.377.3737

Fax: 888.534.6531

February 20, 2020

Mike Zaranek

[*]

Re:      Offer of Employment

Dear Mike:

On behalf of Science 37, Inc. (“Science 37”), I am pleased to offer you employment in the position of Chief Financial Officer, reporting to David Coman, Chief Executive Officer. Your responsibilities in this position would include but not be limited to: developing and managing Science 37’s financial strategy and capital planning; advising the CEO and other core leaders on the company’s budgeting, investment priorities, and cash flow; developing and implementing financial and operating policies and procedures; and representing Science 37 externally, as necessary, in banking and other finance-related negotiations. This letter sets out the terms of your employment with Science 37, which will start on or before April 29, 2020 should you accept this offer.

If you decide to join us, your initial salary will be $27,083.33 per month, which annualizes to $325,000 per year, less applicable tax and other withholdings, paid in accordance with Science 37’s normal payroll practices. In addition, you will eligible to receive an annual discretionary bonus of up to 30% of your annualized base salary. This bonus, if any, will be based on mutually agreed company goals and overall company performance, and will be subject to the discretion of and approval by the Board of Directors. Future adjustments in compensation, if any, will be made by Science 37 in its sole and absolute discretion. This position is an exempt position, which means you are paid for the job and not by the hour. Accordingly, you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek.

In addition, you will be eligible to participate in Science 37’s fringe benefit plans, including health insurance premium contributions, vacation program, and 401(k) retirement savings plan in accordance with the benefit plan requirements. Science 37 may change its benefit plans from time to time in accordance with applicable laws. You may also be eligible to participate in any incentive compensation plan that may be established by Science 37 during your employment.

You will work remotely out of North Carolina and will be expected to spend time in our Los Angeles office regularly. Science 37 will cover your commuting costs (airfare, lodging, and local transportation) according to Science 37 policy, during this period of time.

Subject to the approval of the Board of Directors or its Compensation Committee, you will be granted an option to purchase a number of shares of Science 37’s Common Stock equal to 1% of Science 37’s fully-diluted capitalization calculated as of your employment start date (the “Initial Option”). The exercise price per share of the Initial Option will be equal to the then-current fair market value of one share of the Common Stock of Science 37 on the date of grant, as determined by the Board of Directors or the Compensation Committee when the Initial Option is granted, as is required by law. The Initial Option will be subject to the terms and conditions applicable to options granted under the Science 37, Inc. 2015 Stock Plan (as amended from time to time, the “Plan”), as described in the Plan and the applicable Stock Option Agreement. You will vest in 25% of the shares subject to the Initial Option after 12 months of continuous employment with Science 37 from your employment start date (the “Initial Vesting Date”), and the balance will vest in equal monthly installments over the 36 month period of continuous service from and after the Initial Vesting Date, as described in the applicable Stock Option Agreement.

In addition, subject to your continuous employment with Science 37, on or around the twelve (12) month anniversary date of your employment start date (the “Anniversary Date”) with Science 37, you will receive an additional grant of an option to purchase shares of Science 37 common stock (“Additional Option” and together with the Initial Option, the “Options”) in the amount that equals one-half percent (0.5%) of the Company’s fully-diluted, as-converted capitalization calculated as of your employment start date. The Additional Option will be issued to you pursuant to the Plan and subject to your continuous service with the Company, will vest over a forty-eight (48) month period, with twenty-five percent (25%) vesting on the first year anniversary of the Anniversary Date and the remainder vesting in equal monthly installments over the subsequent thirty-six (36) month period. The Additional Option will have an exercise price per share equal to the fair market value of one share of Science 37 common stock on the date of the grant, as determined by the Board of Directors.

If you accept this offer, your employment with Science 37 will be “at will.” This means it is not for any specific period of time and can be terminated by you at any time for any reason. Likewise, Science 37 can terminate the employment relationship at any time, with or without cause or advance notice. In addition, Science 37 reserves the right to modify your compensation, position, duties or reporting relationship to meet business needs and use its managerial discretion in deciding on appropriate discipline.

This offer is contingent upon you: 1) signing Science 37’s standard form of Employee Proprietary Information and Inventions Agreement (a copy of which is enclosed) and Mutual Arbitration Agreement (a copy of which is enclosed); 2) affirming that you have not been not been excluded, suspended, or debarred from participation in any Federal Health Care Program or in Federal contracts; and 3) and timely providing Science 37 with appropriate documents establishing your identity and right to work in the United States.

This letter, the Employee Proprietary Information and Inventions Agreement, and the Mutual Arbitration Agreement constitute the entire agreement between you and Science 37 regarding the terms and conditions of your employment, and supersede all negotiations, representations or agreements, whether prior or contemporaneous, written or oral, between you and Science 37 on this subject. The provisions of this agreement regarding “at will” employment may only be modified by a document signed by you and an authorized representative of Science 37.

You and Science 37 are entering this agreement based on the mutual understanding that your former employer, IQVIA, will not take action against Science 37 in connection with any anti-competitive provisions in your IQVIA employment agreement. Mutually, we hereby agree that, should IQVIA take any such action: (a) you will indemnify Science 37 against any and all costs associated with defending any claims brought by IQVIA against Science 37; and (b) Science 37 may immediately terminate your employment with Science 37 and, should Science 37 do so, all severance obligations stated herein shall be waived. Nothing in the foregoing is intended to change the at-will status of your employment with Science 37.

Mike, we look forward to working with you at Science 37. This offer will remain open until February 21, 2020. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of Science 37’s offer on the terms set forth in this letter.

Sincerely,

Science 37, Inc.

By	/s/ Adriana Centeno
Adriana Centeno
Vice President, Administration

I agree to and accept employment with Science 37 on the terms and conditions set forth in this agreement. I affirm that I have not been excluded, suspended, or debarred from participation in any Federal Health Care Program or in Federal contracts. I understand and agree that my employment with Company is at-will.

Date:	April 6, 2020	/s/ Mike Zaranek
Mike Zaranek